UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

GeoPark Limited
(Name of Issuer)

Common Shares, par value $0.001 per share
(Title of Class of Securities)

G38327105
(CUSIP Number)

December 31, 2016
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G38327105	13G	Page 2 of 6 Pages

1.		NAMES OF REPORTING PERSONS James Franklin Park
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
None
	6.	SHARED VOTING POWER
7,891,269
	7.	SOLE DISPOSITIVE POWER
None
	8.	SHARED DISPOSITIVE POWER
7,891,269
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,891,269 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
13.2%
12.		TYPE OF REPORTING PERSON
IN

(1) 20,000 shares are held through Frontier Wealth Management LLC

CUSIP No. G38327105	13G	Page 3 of 6 Pages

1.		NAMES OF REPORTING PERSONS Energy Holdings, LLC
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION
California, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
None
	6.	SHARED VOTING POWER
7,891,269
	7.	SOLE DISPOSITIVE POWER
None
	8.	SHARED DISPOSITIVE POWER
7,891,269
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,891,269 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
13.2%
12.		TYPE OF REPORTING PERSON
OO

(1) 20,000 shares are held through Frontier Wealth Management LLC

Item 1(a). Name of Issuer:

GeoPark Limited

Item 1(b). Address of Issuer’s Principal Executive Offices:

Nuestra Señora de los Ángeles 179, Las Condes, Santiago, Chile

Item 2(a). Name of Person Filing:

This Amendment to Schedule 13G is jointly filed by James Franklin Park and Energy Holdings, LLC.

Item 2(b). Address of Principal Business Office or, if None, Residence:

The principal business address of James Franklin Park and Energy Holdings, LLC is 647 Park Lane, Santa Barbara, California 93108, United States.

Item 2(c). Citizenship:

Please refer to Item 4 on each cover sheet for each reporting person.

Item 2(d). Title of Class of Securities:

Common Shares, par value $0.001 per share.

Item 2(e). CUSIP Number:

G38327105

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable.

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

(a)       Amount beneficially owned:

Energy Holdings, LLC is controlled by James F. Park, who indirectly has voting and dispositive power over the 7,891,269 common shares held by Energy Holdings, LLC. As of December 31, 2016, 1,073,201 shares over which James Franklin Park has direct or indirect voting or dispositive power have been pledged pursuant to lending arrangements.

(b)       Percent of class:

The common shares constitute 13.2% of the outstanding common shares of the Issuer. The percentages reported herein are based on the 59,940,881 common shares outstanding as of December 31, 2016.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

Please refer to Item 5 on each cover sheet for each reporting person.

(ii)	Shared power to vote or to direct the vote:

Please refer to Item 6 on each cover sheet for each reporting person.

(iii)	Sole power to dispose or to direct the disposition of:

Please refer to Item 7 on each cover sheet for each reporting person.

(iv)	Shared power to dispose or to direct the disposition of:

Please refer to Item 8 on each cover sheet for each reporting person.

Item 5. Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

None.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

The Joint Filing Agreement, which is filed as an exhibit to the Schedule 13G filed by the Reporting Persons with the U.S. Securities and Exchange Commission on February 13, 2015 is hereby incorporated herein by reference.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certifications.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ James F. Park
	Name:	James F. Park
	Date:	February 7, 2017

Energy Holdings, LLC
By:	/s/ James F. Park
	Name:	James F. Park
	Title:	Sole Member and Manager
	Date:	February 7, 2017